Exhibit 99.1

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. TO HOLD

EXTRAORDINARY GENERAL MEETING ON MARCH 8, 2021

BEIJING, Jan. 26, 2021 — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU and SEHK: 9901), the largest provider of private educational services in China, today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders (the “Notice of EGM”) at No. 6 Hai Dian Zhong Street Haidian District, Beijing, People’s Republic of China on March 8, 2021 at 5:00 p.m., local time. Holders of record of common shares of the Company at the close of business on the February 1, 2021 (Hong Kong time) are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on February 1, 2021, New York time who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The board of directors of New Oriental fully supports the Proposed Articles (defined in Exhibit B to the Notice of EGM) and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of EGM. The Notice of EGM and form of proxy for the EGM are available on the Company’s website at http://investor.neworiental.org,

New Oriental has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended May 31, 2020, with the U.S. Securities and Exchange Commission. New Oriental’s Form 20-F can be accessed on the Company’s website at http://investor.neworiental.org, as well as on the SEC’s website at http://www.sec.gov.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK) respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong / Ms. Charlotte Cheung

FTI Consulting

Tel: +852 3768 4548 / +852 3768 4732

Email: rita.fong@fticonsulting.com / charlotte.cheung@fticonsulting.com